UNICORP,  INC.
EXHIBIT  11  -  STATEMENT  RE:  COMPUTATION  OF  EARNINGS  (LOSS)  PER  SHARE

Basic earnings per share represents net earnings (loss) divided by the weighted-average number of adjusted common shares outstanding for the period. Diluted earnings per share represents net earnings (loss) divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents.


Third Quarter (three  months)    Year  Ended  (twelve  months)

September 30,  2000                   December  31,  1999

Basic  and  Diluted:              Basic  and  Diluted:
Average  Shares  Outstanding      Average  Shares  Outstanding

20,000,000  (adjusted)            20,000,000  (adjusted)

Net  Loss                         Net  Loss

$  (44,755.52)                     $(234,678)

Earnings  (Loss)  Per  Share      Earnings  (Loss)  Per  Share

$  (0.00022)                      $  (0.01)